September 15, 2006

Dear Shareholder:

SEMI-ANNUAL DIVIDEND

The Board of AmerInst Insurance Group, Ltd. (“AMIG Ltd.” or the “Company”) has declared the Company’s forty-third consecutive dividend on September 15, 2006 to shareholders of record on August 31, 2006. We are pleased to enclose your semi-annual dividend check representing 45 cents per share (after giving effect to the share dividend). The board of directors currently expects that the next semi-annual dividend of 45 cents per share will occur during the first quarter of 2007.

OPERATIONS

Our net premiums earned for the second quarter of 2006 were $2,205,374 compared to $2,301,932 for the second quarter of 2005. Our net premiums earned for the first six months of 2006 were $4,255,031 compared to $4,466,848 for 2005. We recorded losses and loss adjustment expenses for the second quarter of 2006 of $1,680,651 compared to $1,636,189 for the second quarter of 2005. Our loss ratio for the second quarter of 2006 was 76.2%, compared to 71.1% for the same period of 2005. To determine total losses for the second quarter of 2006, we multiplied an estimated loss ratio of 70% times the sum of AICPA Professional Liability Insurance Plan and CAMICO net premiums earned, and have recorded additional reserves relating to the attorneys’ professional liability plan. We recorded losses and loss adjustment expenses of $3,165,523 for the six months ended June 30, 2006 compared to $3,151,630 for the six months ended June 30, 2005. The loss ratio represents our management’s current estimate of the effective loss rate selected in consultation with our independent consulting actuary.

We recorded net investment income of $352,236 in the second quarter of 2006 compared to $302,878 for the same period of 2005, an increase of $49,358 or 16.3%. These results were primarily due to an increase in dividend income generated by the equity portfolio, and the general increase in the interest rates in 2006. Annualized investment yield for the six months ended June 30, 2006 was approximately 2.6% as compared to 2.1% for the six months of 2005. We realized capital gains of $965,202 during the six months ended June 30, 2006 compared to $962,224 in capital gains in the same period of 2005.

Policy acquisition costs continued at the contractual rate. Other operating and management expenses decreased from $540,083 in the second quarter of 2005 to $532,690 in the second quarter of 2006. We recorded operating and management expenses of $1,021,829 during the six months ended June 30, 2006 compared to $893,755 in the same period of 2005. The increase for the six months was primarily due to business development expenses incurred in 2006 compared to the same period of 2005 and to addressing issues related to the stockholder proposal advanced at the annual meeting.

We recorded a net income of $249,984 for the second quarter of 2006 compared to a net income of $285,592 for the same period of 2005. We recorded net income of $391,987 for the six months ended June 30, 2006 compared to net income of $603,328 for the six months ended June 30, 2005. The decrease is due to a decline in net premiums earned and an increase in recorded losses and loss adjustment expenses as a result of additional losses recorded for the attorneys’ professional liability plan, and an increase in operating and management expenses, offset by an increase in net investment income.

All quarterly data is available in our Form 10-Q for the six months ended June 30, 2006. We urge you to read the entire filing located at http://www.amerinst.bm/filings/AIGL-10-Q-06-30-2006.pdf or call our shareholder relations department at 1-800-422-8141 to order a copy by mail.

RIGHTS OFFERING*

As of September 1, 2006, over 10% of AmerInst shareholders exercised their right to purchase additional shares of the Company on a one-for-one basis, for a total of nearly 60,000 shares at $23.30 per share. As a result, upon completion of the Rights Offering, it is anticipated that shareholder’s equity in AmerInst will increase in excess of $1.4 million. Oversubscription certificates were mailed to those shareholders who fully subscribed their Basic rights on September 7th. If these shareholders wish to exercise their Oversubscription rights, requests must be received by October 4, 2006.

We thank these shareholders for their support of our ongoing efforts to provide a legacy for the next generation of CPAs.

OTHER INFORMATION

AmerInst plays a critical role in ensuring stability in the accountant’s professional liability insurance market. We believe that the value inherent in being a public company, subject to the regulatory standards and supervision by the SEC, far outweighs the increased costs associated with Sarbanes-Oxley compliance. AmerInst takes very seriously our obligation to future generations of CPAs, and has adopted a conservative investment philosophy intended to ensure that the company operates with a strong capital foundation and can continue to fulfill its role for years to come.

OTHER NEWS

•	It’s been a busy and productive year for AmerInst. We hope you enjoyed reading about our activities in the Summer/Fall edition of our newsletter, AmerInst Advisor, which you should have received within the last few weeks. If you didn’t receive the newsletter, you may download a copy from www.amerinst.bm.

•	AmerInst is pleased to announce that it will continue its Community Relations Program in 2007 and will give state CPA societies an opportunity to apply for one of two $5,000 grants in recognition and support of their community service initiatives.

•	Shareholder inquiries, requests for change of mailing or e-mail address, transfer, name change, and redemption of shares due to death, retirement or disability should continue to be referred to our Shareholder Services Division: AmerInst Insurance Group, Ltd. – Shareholder Services, P.O. Box 1330, Montpelier, VT 05601-1330, Tel: 1-800-422-8141/Fax: 802-229-6280, E-mail: AmerInst@vim.usarisk.com

•	AmerInst needs your up-to-date e-mail address and contact information. Please go to the website at http://www.Amerinst.bm and click on •»Contact Us to update your records. In 2005, we introduced a shareholder newsletter, “AmerInst Advisor”, to keep you abreast of the latest company reports, with the Summer/Fall 2006 issue recently released.

Sincerely,

Ronald S. Katch, CPA

Chairman

*	Note: AmerInst has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents AmerInst has filed with the SEC for more complete information about AmerInst and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, AmerInst will arrange to send you the prospectus if you request it by calling toll free 1-800-422-8141.